

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

January 12, 2017

Justin Bailey
Chief Executive Officer
Fig Publishing, Inc.
599 Third St., Suite 211
San Francisco, CA 94107

> **Re:** **Fig Publishing, Inc.**
> **Post-qualification Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed December 16, 2016**
> **File No. 024-10507**

Dear Mr. Bailey:

We have limited our review of your amended offering statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

General

1. You state that Fig will allot part of its revenue share to the Fig WL3 Units offered by Fig WL3, LLC, in a separate offering under Rule 506(c) of Regulation D. Revise your disclosures to describe whether the allocation of revenues between these classes of securities will be subject to audit or any third-party verification, and describe any material risks related to misallocation of revenues, and whether investors of Fig Game Shares would have any recourse towards Fig WL3, LLC in such instances.

The Current Game, Developer and Shares

inXile Entertainment, Inc., page 48

2.   You present information on the nature of inXile's business and historical information on its development of games and fund-raising. Please expand to discuss:

- material financial and business challenges experienced by inXile;
- the amount of unit sales for games previously published by inXile, including each prior version of Wasteland;
- the initial launch price per unit for each game; and
- the commercial success of games previously published by inXile, including prior versions of Wastelands.

3.   You provide information on inXile's experience developing video games, for the period since inception and during the most recent five full years. To provide context to your disclosures, revise to also provide, the number of video games that inXile has undertaken and that were not ultimately published.

Anticipated Sharing of Sales Receipts from Wasteland 3, page 51

4.   Footnote 3 to your table indicates that sales receipts may be received by inXile. Revise your disclosure here and throughout the filing to describe who will collect sales receipts, and whether any third parties will verify or audit the sales receipts collected by inXile.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ivan Griswold, Staff Attorney, at (202) 551-3853 or me at (202) 551-3483 any questions.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Advisor
Office of Information Technologies
and Services.

cc: Richard Baumann, Esq., Ellenoff Grossman & Schole LLP